INVESTMENT MANAGEMENT

Reliable Partner | Reliable Investing®

VOYA®

(d)(5)(i)

January 1, 2021

Invesco Advisers, Inc.

11 Greenway Plaza

Suite 1000

Houston, TX 77046

Attention: Don Vessels, Senior Strategic Account Manager

Dear Mr. Vessels:

Pursuant to the Sub-Advisory Agreement, effective as of May 1, 2017 (the "Agreement"), between Voya Investments, LLC and Invesco Advisers, Inc., we hereby notify you of our intention to modify the annual sub-adviser fee rate for VY® Invesco Comstock Portfolio (the "Portfolio"), effective on January 1, 2021, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement. The Amended Schedule A, which indicates the annual sub-adviser fee rate for the Portfolio, is attached hereto.

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January 1, 2021 Page 2

Please signify your acceptance to the modified sub-adviser fee rate for the Portfolio by signing below where indicated.

Very sincerely,

By: /s/ Todd Modic____________

Todd Modic

Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Invesco Advisers, Inc.

By: /s/ Nicole Filingeri__________

Name: Nicole Filingeri____________

Title: Vice President_____________

AMENDED SCHEDULE A

to

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

INVESCO ADVISERS, INC.

Portfolios	Annual Sub-Adviser Fee
(as a percentage of average daily net
assets)
VY® Invesco Equity and Income Portfolio	0.20% on all assets
VY® Invesco Comstock Portfolio	0.32% on the first $250 million;
0.28% on the next $250 million; and
0.25% thereafter